UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934

CAPITAL BANCORP, INC.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

139740 10 4
(CUSIP Number)

Mr. Robert W. Doyle
1111 17th Avenue South
Nashville, Tennessee 37215
(615) 329-1040

with a copy to:
Daniel W. Small, Esq.
P. O. Box 190608
323 Union Street, Suite 300
Nashville, Tennessee 37219-0608
(615) 252-6000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 10, 2002
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-(f) or 240.13d-1(g), check the following box [  ].

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Robert W. Doyle

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
	(See Instructions)	(b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (See Instructions) PF

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS	☐
IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

	7.	SOLE VOTING POWER
NUMBER OF		98,000*
SHARES
BENEFICIALLY	8.	SHARED VOTING POWER
OWNED BY		-0-
EACH
REPORTING	9.	SOLE DISPOSITIVE POWER
PERSON WITH		98,000*

	10.	SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 98,000*

12.	CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
	SHARES (See Instructions)	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.26%

14.	TYPE OF REPORTING PERSON (See Instructions) IN

*     Inclusive of stock options for 15,000 shares — see Item 5 below.

Item 1. Security and Issuer.

     This Schedule 13D relates to the common stock (“Common Stock”) of Capital Bancorp, Inc. (the “Issuer”). The address of the principal executive offices of the Issuer is 1820 West End Avenue, Nashville, Tennessee 37203.

Item 2. Identity and Background.

     (a)-(c) This statement is filed by Robert W. Doyle (“Reporting Person”) with respect to the shares of Common Stock beneficially owned by him.

     The business address of the Reporting Person is 1111 17th Avenue South, Nashville, Tennessee 37212.

     The principal employment of the Reporting Person is personal management in the music industry.

     (d)  During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e)  During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     (f)  The Reporting Person is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

     The source and amount of funds initially expended by the Reporting Person to acquire the Common Stock held was through personal funds. Since the date of the consummation of the share exchange on July 1, 2001 that is described below, there have been no purchases of Common Stock by the Reporting Person, except that the Reporting Person received a grant of 2,500 options from the Issuer during 2002 in his capacity as a director of the herein described Bank subsidiary of the Issuer.

Item 4. Purpose of Transaction.

     The Reporting Person is a director of Capital Bank & Trust Company (“Bank”), the wholly-owned and primary subsidiary of the Issuer. The Reporting Person received shares of the Issuer in connection with the Bank’s formation of a bank holding company for its existing shareholders through the use of a share exchange in which there were no dissenting votes. The Reporting Person exchanged all of his Bank common stock for Issuer Common Stock. The Reporting Person held Bank stock, and now holds Issuer stock, for profit from the appreciation in the market price of the Common Stock based on the perceived long-term growth and development by the Issuer. The Reporting Person expects to be able to exert influence on the policies of the Issuer through his service as a member of the Bank’s Board of Directors.

     The Issuer’s Common Stock was registered under the Securities Act of 1933, as amended, on a Registration Statement on Form S-4, Commission File No. 333-56682, as amended. Effective July 1, 2001, all of the Bank’s shares and options were converted into shares and options of the Issuer on a one-for-one basis. All of the shares of Common Stock reported herein were acquired directly from the Issuer pursuant to the share exchange between the Issuer and the Bank that became effective on July 1, 2001, except for 2,500 options granted by the Issuer to the Reporting Person and certain other directors of the Bank in 2002. Shares owned by the Reporting Person prior to the share exchange were shares of the Bank that were acquired directly from the Bank (when the Bank was being formed or pursuant to the exercise of options held by the Reporting Person), in open market transactions through a registered broker dealer, and/or through privately negotiated transactions.

     The Reporting Person may, without limitation: (a) communicate and discuss their views with other shareholders, including discussions concerning the election of directors to the Board; (b) make proposals to the Issuer’s Board and management; and/or (c) seek to continue his Board membership.

     The Reporting Person may make further purchases of shares of Common Stock and they may dispose of any or all the shares of Common Stock held by them, although they have no current intention to do so. Except as noted in this Schedule 13D, the Reporting Person does not have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraph (a) through (j), inclusive, of Item (4) of Schedule 13D. The Reporting Person may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.

Item 5. Interest in Securities of the Issuer.

     (a)  The Reporting Person owns 83,000 shares of the Commons Stock and has the right to acquire 15,000 shares of the Common Stock pursuant to stock options for an aggregate of 98,000 shares (6.26% of the class). The percentages used in this Schedule 13D are calculated based upon 1,565,271 shares outstanding, which is equal to the number of outstanding shares of the Bank’s common stock outstanding as of August 16, 2002, as reported by the Issuer in its Quarterly Report on Form 10-Q for the Second Quarter of 2002.

     (b)  The aggregate number of shares beneficially owned: 98,000* - Percentage: 6.26%* (including options for 15,000 shares held by the Reporting Person).

(1) Sole power to vote or to direct vote: 98,000*.

(2) Shared power to vote or to direct vote: -0-.

(3) Sole power to dispose or to direct the disposition: 98,000*.

(4) Shared power to dispose or to direct disposition: -0-.

*     The total (98,000 shares) includes options for 15,000 shares.

     (c)  The shares of the Issuer were acquired by the Reporting Person effective July 1, 2001, pursuant to the above-described share exchange, except for 2,500 options granted to the Reporting Person by the Issuer in 2002.

     (d)  Not applicable.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     There are no contracts, arrangements, understandings or relationships between the Reporting Person and any persons named in Item 2 hereof or between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finders’ fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or losses, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

     None.

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 10, 2002

/s/ Robert W. Doyle

Robert W. Doyle